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                             November 1, 2022

       Deborah Thomas
       Chief Financial Officer
       Hasbro, Inc.
       1027 Newport Avenue
       Pawtucket, Rhode Island 02861

                                                        Re: Hasbro, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 26, 2021
                                                            Response Dated
October 21, 2022
                                                            File No. 001-06682

       Dear Deborah Thomas:

              We have reviewed your October 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 7, 2022 letter.

       Response Dated October 21, 2022

       Risk Factors, page 28

   1. Your response to prior comment one does not appear to explain the basis for the disclosure that you
"devote significant resources and expenditures to help achieve" your sustainability goals.
Accordingly, please revise your disclosure to define the meaning of
                                                        "significant" in this
context.
 Deborah Thomas
FirstName
Hasbro, Inc.LastNameDeborah Thomas
Comapany 1,
November    NameHasbro,
              2022       Inc.
November
Page 2     1, 2022 Page 2
FirstName LastName
       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing